VARIABLE ACCUMULATION DESIGN^{SM}

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by

ReliaStar Life Insurance Company

and its

Select★Life Variable Account

Supplement dated June 25, 2003, to the Prospectus dated May 1, 2003, as amended June 2, 2003 and June 19, 2003

This supplement amends certain information contained in the prospectus dated May 1, 2003, as amended on June 2, 2003, and June 19, 2003. Please read it carefully and keep it with your prospectus for future reference.

Information about the American Funds Insurance Series - Growth and International Funds in Appendix B is deleted in its entirety and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
American Funds Insurance Series - Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in U.S. common stocks.	Gross: 0.65% Net: 0.65%
American Funds Insurance Series - International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States.	Gross: 0.88% Net: 0.88%